SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: OneAscent Private Markets Access Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:                     23 Inverness Center Pkwy

       Birmingham, AL 35242

TELEPHONE NUMBER: (205) 847-1343

NAME AND ADDRESS OF AGENT FOR

SERVICE OF PROCESS:                                                    The Corporation Trust Company

Corporate Trust Center, 1209 Orange Street

Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes                                                          / / No

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Cincinnati and State of Ohio on this 5th day of April 2024.

Oneascent private markets access fund

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Martin R. Dean Martin R. Dean	President and Chief Executive Officer	April 5, 2024
/s/ Kenneth G. Y. Grant Kenneth G. Y. Grant	Trustee	April 5, 2024
/s/ Daniel J. Condon Daniel J. Condon	Trustee	April 5, 2024
/s/ David R. Carson David R. Carson	Interested Trustee	April 5, 2024

Attest:/s/ Martin R. Dean

Martin R. Dean, Secretary